Securities and Exchange Commission

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d/16 of

the Securities Exchange Act of 1934

February 2018

AEGON N.V.

Aegonplein 50

2591 TV THE HAGUE

The Netherlands

Aegon’s press release, dated February 15, 2018, is included as appendix and incorporated herein by reference.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AEGON N.V.

(Registrant)

Date: February 15, 2018	By	/s/ J.H.P.M. van Rossum
J.H.P.M. van Rossum
Head of Corporate Financial Center

Aegon concludes 2017 with solid fourth quarter results

Net income more than doubles driven by US tax reform

🌑	Underlying earnings decrease by 5% to EUR 525 million as a result of a weakening of the US dollar; expense savings and higher fee revenue from favorable equity markets were offset by one-time items
🌑	Gain from fair value items of EUR 85 million driven by positive real estate revaluations and hedging gains
🌑	Other charges of EUR 132 million, as net book gain on divestments is more than offset by a charge from model updates and a provision related to a regulatory settlement expected later this year
🌑	Net income more than doubles to EUR 986 million, as US tax reform leads to one-time tax benefit
🌑	Return on equity for the quarter amounts to 8.4%

Strong growth in gross deposits; continued momentum in asset management and UK platform business

🌑	Gross deposits increase by 54% to EUR 35 billion; net outflows of EUR 13 billion driven by contract discontinuances in the retirement business acquired from Mercer
🌑	Lower new life sales of EUR 225 million, mostly as a result of a weakening of the US dollar
🌑	Accident & health and general insurance sales down to EUR 175 million due to lower supplemental health production
🌑	Market consistent value of new business increases by 10% to EUR 130 million, partly due to increased scale in UK

Strong increase in Solvency II ratio to 201%

🌑	Solvency II ratio increases by 6%-points during the quarter to 201%. Solid business performance, management actions and divestments more than offset adverse impact from US tax reform and market movements
🌑	Capital generation excluding market impacts and one-time items of EUR 381 million
🌑	Remittances from units totaling EUR 0.9 billion drive increase in holding excess capital to EUR 1.4 billion
🌑	Gross financial leverage ratio improves by 60 basis points in the quarter to 28.6% as a result of strong net income
🌑	Final 2017 dividend per share of EUR 0.14; on track to deliver on EUR 2.1 billion capital return commitment

Significant increase in future recurring earnings and capital generation from US tax reform

🌑	Shareholders’ equity increased by EUR 1.0 billion in the fourth quarter resulting from US tax reform, due to a reduction in net deferred tax liabilities, of which EUR 554 million was recognized in the profit and loss account
🌑	Expected recurring annual benefit of EUR ~85 million to capital generation and EUR ~120 million to net underlying earnings. Earnings uplift to lead to over 50 basis points increase in group return on equity
🌑	RBC ratio of US business could be impacted by increase in required capital, contingent on regulatory action to change RBC factors. RBC ratio expected to remain above mid-point of 350-450% target range
🌑	Remittances from Aegon’s US operations are expected to remain unchanged in short term, with medium-term upside

Statement of Alex Wynaendts, CEO

“Aegon’s solid fourth quarter results conclude a year in which we have grown our business, accomplished many of our strategic objectives, and strongly increased our financial results. The actions we have taken led to a significant increase in our solvency ratio, quality of capital and recurring capital generation. I’m therefore pleased to announce an increase in our final dividend of 14 cents per share, the sixth consecutive year of growing dividend to shareholders.

“We are becoming a more agile and technology-driven organization, and are now better able to respond to the changing needs of our customers than ever before. The efficient use of new technologies, in combination with outsourcing, also puts us well on track to achieve our targeted expense savings.

“2017 saw us pay out over EUR 48 billion in claims and benefits, which demonstrates the importance of what we do for our customers. Going forward, we will continue to transform our business in order to help people around the world achieve a lifetime of financial security. By doing so, I am very confident that we will be able to further grow our business, make progress on our ambitious 2018 targets, and generate long-term value for all our stakeholders.”

Note: All comparisons in this release are against the fourth quarter of 2016, unless stated otherwise. See page 5 of the press release for key performance indicators.

Media relations	Investor relations	Conference call including Q&A (9:00 a.m. CET)
Dick Schiethart	Willem van den Berg	Audio webcast on aegon.com
+31 (0) 70 344 8821	+31 (0) 70 344 8305	United States: +1 720 543 0214
gcc@aegon.com	ir@aegon.com	United Kingdom: +44 330 336 9105
The Netherlands: +31 20 721 9251
Passcode: 7829075

Strategic highlights

🌑	Aegon announces significant step to capture greater operational efficiencies in the US
🌑	Aegon divests additional block of US run-off businesses to SCOR
🌑	Creation of European asset management organization to lead to efficiencies and operational agility
🌑	Global employee engagement survey results show commitment to become industry’s preferred employer

Aegon’s strategy

Aegon’s purpose – to help people achieve a lifetime of financial security – forms the basis of the company’s strategy. The central focus of the strategy is to further transform Aegon from a product-based to a customer needs-driven company. This means serving diverse and evolving needs across the customer life cycle; being a trusted partner for financial solutions that are relevant, simple, rewarding, and convenient; and developing long-term customer relationships by providing guidance and advice, and identifying additional financial security needs at every stage of customers’ lives.

Aegon is focused on reducing complexity, eliminating duplication, improving accuracy, and increasing automation in order to realize cost efficiencies, allowing investments in its transformation to a digitally enabled, customer-centric company. Furthermore, the company is focused on driving scale and establishing strong positions in its current markets, and adhering to strict standards to ensure the efficient use of capital by all of its businesses. There are four key strategic objectives – Optimized portfolio, Operational excellence, Customer loyalty, and Empowered employees – embedded in all Aegon businesses that enable the company to execute its strategy.

Optimized portfolio

On December 28, 2017, Aegon announced the divestment of a block of life reinsurance business to SCOR and to dissolve a related captive insurance company. Under the terms of the agreement, Aegon’s Transamerica life subsidiaries will reinsure approximately USD 750 million of liabilities to SCOR. The transaction covers approximately half of the life reinsurance business that Transamerica retained after having divested the vast majority of its life reinsurance business to SCOR in 2011. The transaction had a one-time benefit of USD 79 million on Transamerica’s capital position and will have a slight positive effect on recurring capital generation. The divestment resulted in a pre-tax IFRS loss of USD 119 million reported in Other charges. Transamerica dissolved a related captive insurance company in place to finance redundant reserves, and redeemed USD 475 million of operational leverage supporting that captive.

Aegon announced that its US subsidiary, Transamerica, entered into an agreement on January 11, 2018, with Tata Consultancy Services (TCS) to administer the company’s US insurance and annuity business lines. The partnership will enable Transamerica to accelerate the enhancement of its digital capabilities and the modernization of its platforms to serve its customers in all lines of business. TCS will administer over 10 million of Transamerica’s life insurance, annuity, supplemental health insurance and workplace voluntary benefits policies. The agreement, which is expected to be completed by the second quarter of 2018, will initially lead to annual run-rate expense savings for Aegon of approximately USD 70 million, growing to USD 100 million over time. The majority of the expense savings are expected to benefit underlying earnings.

Operational excellence

On January 1, 2018, Aegon Asset Management began operating under two regions: the US and Europe, in which the asset management activities in the Netherlands and the United Kingdom have been consolidated under a single leadership team. This will enable Aegon to achieve greater operational scalability, ensure best practices are better shared across regions, and reduce costs by removing duplication across the European region. This will lead to more efficiencies and further optimize operational agility.

On January 2, 2018, Aegon Asset Management announced the launch of the first of its kind affordable housing debt fund in the United States. The US affordable housing debt fund of USD 100 million was fully subscribed, and is expected to finance 32 loans across 13 states. The debt fund provides debt capital to affordable housing developments that receive Low Income Housing Tax Credits (LIHTC). The LIHTC program is one of the most successful federal housing programs in the US with over 2.8 million homes developed since inception. Aegon will provide ongoing fund oversight, loan servicing and asset management services for the life of the debt fund. Aegon currently manages more than USD 4 billion of tax credit equity investments and over USD 11 billion of commercial mortgage loans for its clients.

Customer loyalty

In the United States, Aegon announced a new Wealth + Health brand identity focused on helping customers improve their overall well-being by effectively managing both their wealth and their health. The company’s objective is to offer simple, sound, and holistic guidance that will help people improve the overall quality of their lives. Aegon has developed numerous resources to help customers and financial professionals understand how wealth and health are connected. On Transamerica’s redesigned website, people can access research, education and guidance to learn more about how wealth and health come together. These materials underscore that financial security and physical health are not only inherently interconnected, but they are two of the most important components toward living a long, meaningful life.

The Aegon Center for Longevity and Retirement (ACLR) conducted its first international survey on retirement aspirations and planning among the LGBT community. The survey concluded that LGBT people are more likely to lead solo lifestyles throughout adulthood, and this is reflected in their views as to how they will spend their retirement. Furthermore, some LGBT workers still face open and subtle discrimination that denies them the same opportunities in the workplace as their heterosexual colleagues. Aegon discussed the key findings from the report at the High-Level Conference on Policies for Equal Ageing: A Life-Course Approach jointly organized by the Organization for Economic Cooperation and Development (OECD) and the Government of Slovenia on January 25, 2018.

Empowered employees

Results from Aegon’s seventh annual global employee survey showed improvement in overall engagement, which increased by 2 points to 65 out of a maximum 100 points in 2017. The survey was completed by over 80% of all Aegon employees worldwide. This improvement in engagement demonstrates Aegon’s ongoing work to become the most preferred employer in the sector, which is enabling Aegon to attract and develop the talent required to best serve the needs of its customers. Progress has also been made in terms of implementing Aegon’s FutureFit strategy. The results for Customer Centricity have, for instance, increased to 74 points, demonstrating how Aegon is successfully focusing on putting customers at the heart of all that they do.

In 2017, Aegon’s employees in the United States contributed to their local United Way chapters as part of the annual campaign to raise money for this charity. This year, Aegon’s employees raised more than USD 1.5 million in total, and these funds are being used to provide people in need throughout the United States with effective health care, educational support and financial stability resources. Additionally, Aegon’s employees raised USD 200,000 to help those affected by hurricanes Harvey, Irma and Maria. The donations are on top of the many volunteer hours donated by Aegon employees across the globe to help those in need.

Financial overview
EUR millions	Notes	4Q 2017	4Q 2016%		3Q 2017%		FY 2017	FY 2016%

Underlying earnings before tax
Americas		352	388	(9)	376	(6)	1,381	1,249	11
Europe		167	174	(4)	177	(6)	707	655	8
Asia		12	13	(11)	14	(18)	49	21	131
Asset Management		37	35	5	30	21	136	149	(9)
Holding and other		(42)	(57)	26	(41)	(2)	(170)	(162)	(5)
Underlying earnings before tax		525	554	(5)	556	(6)	2,103	1,913	10

Fair value items		85	(13)	n.m.	159	(46)	—	(645)	100
Realized gains / (losses) on investments		91	36	157	135	(32)	413	340	21
Net impairments		(35)	(1)	n.m.	4	n.m.	(39)	(54)	28
Other income / (charges)		(132)	(38)	n.m.	(233)	43	(68)	(771)	91
Run-off businesses		(8)	(1)	n.m.	(3)	(191)	30	54	(45)
Income before tax		526	536	(2)	618	(15)	2,437	836	192
Income tax		460	(66)	n.m.	(149)	n.m.	(76)	(250)	69
Net income / (loss)		986	470	110	469	110	2,361	586	n.m.

Net underlying earnings		392	471	(17)	412	(5)	1,543	1,483	4

Commissions and expenses		1,560	1,726	(10)	1,435	9	6,309	6,696	(6)
of which operating expenses	9	984	978	1	909	8	3,878	3,764	3

Gross deposits (on and off balance)	10
Americas		8,358	8,769	(5)	8,062	4	38,543	40,881	(6)
Europe		12,650	3,474	n.m.	9,604	32	44,316	12,773	n.m.
Asia		46	54	(15)	54	(15)	222	304	(27)
Asset Management		13,863	10,326	34	22,971	(40)	61,332	46,366	32
Total gross deposits		34,917	22,625	54	40,691	(14)	144,412	100,325	44

Net deposits (on and off balance)	10
Americas		(15,326)	(2,073)	n.m.	(11,929)	(28)	(29,713)	(1,015)	n.m.
Europe		2,213	411	n.m.	1,033	114	5,921	1,260	n.m.
Asia		9	51	(83)	35	(75)	129	259	(50)
Asset Management		316	(1,702)	n.m.	10,365	(97)	6,913	2,964	133
Total net deposits excluding run-off businesses		(12,788)	(3,313)	n.m.	(496)	n.m.	(16,750)	3,468	n.m.
Run-off businesses		(31)	(179)	82	(66)	52	(338)	(759)	55
Total net deposits / (outflows)		(12,820)	(3,492)	n.m.	(563)	n.m.	(17,088)	2,709	n.m.

New life sales
Life single premiums		560	476	18	329	70	1,764	2,054	(14)
Life recurring premiums annualized		169	192	(12)	169	—	720	764	(6)
Total recurring plus 1/10 single		225	240	(6)	202	11	896	969	(8)

New life sales	10
Americas		109	133	(18)	113	(4)	472	542	(13)
Europe		77	75	3	63	22	273	299	(9)
Asia		39	32	22	26	49	151	128	18
Total recurring plus 1/10 single		225	240	(6)	202	11	896	969	(8)

New premium production accident and health insurance		146	201	(28)	157	(7)	776	860	(10)
New premium production general insurance		29	23	27	23	28	109	94	16

Revenue-generating investments
		Dec. 31, 2017	Sep. 30, 2017%		Dec. 31, 2016%
Revenue-generating investments (total)		817,447	816,274	-	743,200	10
Investments general account		137,311	138,583	(1)	156,813	(12)
Investments for account of policyholders		198,838	197,075	1	203,610	(2)
Off balance sheet investments third parties		481,297	480,615	-	382,776	26

Operational highlights

Underlying earnings before tax

Aegon’s underlying earnings before tax decreased by 5% compared with the fourth quarter of 2016 to EUR 525 million driven by weakening of the US dollar. Earnings were stable on a constant currency basis, as expense savings and higher fee revenue from favorable equity markets were offset by unfavorable adjustments to deferred acquisition costs and one-time expenses. Earnings from fee-based businesses increased by 6%-points compared with last year to 45% in the fourth quarter of 2017 supported by strong equity markets and the acquisition of Cofunds. This quarter’s favorable claims experience in the United States was offset by unfavorable adjustments to deferred acquisition costs and one-time expenses in other business units.

Underlying earnings from the Americas decreased by 9% to EUR 352 million, mostly as a result of weakening of the US dollar. On a constant currency basis, as expense savings, the higher contribution from fee-based businesses resulting from favorable equity markets, and a further improvement in claims experience were more than offset by one-time items. The current quarter included a EUR 5 million unfavorable adjustment to deferred acquisition costs, while the same quarter last year included a positive impact of EUR 17 million. Favorable claims experience this quarter of EUR 22 million was driven by lower supplemental health claims.

Underlying earnings from Aegon’s operations in Europe decreased by 4% to EUR 167 million, driven by EUR 8 million one-time expenses in Spain & Portugal. Increased fee revenue in the United Kingdom and higher interest income in the Netherlands were mainly offset by a normalization of the Dutch non-life result.

Aegon’s underlying earnings in Asia amounted to EUR 12 million. Lower earnings from the High-Net-Worth businesses as a result of the non-recurrence of favorable intangible adjustments offset higher earnings in all other business lines.

Underlying earnings from Aegon Asset Management increased by 5% to EUR 37 million, as higher performance and origination fees were partly offset by lower management fees and EUR 6 million one-time expenses.

The result from the holding improved to a loss of EUR 42 million, as last year’s one-time charges and project-related expenses did not reoccur.

Key performance indicators
EUR millions [13]	Notes	4Q 2017	4Q 2016	%	3Q 2017	%	FY 2017	FY 2016	%

Underlying earnings before tax	1	525	554	(5)	556	(6)	2,103	1,913	10

Net income / (loss)		986	470	110	469	110	2,361	586	n.m.

Sales	2	3,891	2,727	43	4,451	(13)	16,223	11,956	36

Market consistent value of new business	3	130	118	10	121	7	558	420	33

Return on equity	4	8.4%	10.5%	(19)	8.9%	(6)	8.2%	8.0%	3

US tax reform

On December 22, 2017, the US Tax Cuts and Jobs Act was signed into law. The key item of this change to tax law is the lowering of the nominal corporate tax rate from 35% to 21%, which led to a reduction in net deferred tax liabilities in the fourth quarter of 2017. As a result, shareholders’ equity increased by EUR 1.0 billion, of which EUR 554 million was recognized in the income tax line in the profit and loss account, and the remainder directly in shareholders’ equity as it relates to revaluation reserves. The portion recognized directly in shareholders’ equity does not impact the group’s return on equity nor the gross financial leverage ratio.

Net underlying earnings will benefit from the lower corporate tax rate as of 2018. Aegon expects the effective corporate tax rate for its business in the United States to reduce to approximately 16% to 18%. Based on the full-year 2017 results, this would lead to an increase in net underlying earnings of approximately USD 140 million (EUR ~120 million). This will have a positive impact on the return on capital invested in Aegon’s US business of approximately 75 basis points, and will lead to an improvement in the group’s return on equity of approximately 55 basis points.

The one-time negative impact from tax reform on the RBC ratio in the fourth quarter of 2017 was 16%-points, mainly due to the reduction of deferred tax assets that are part of available capital. This adjustment is reflected in the estimated RBC ratio of 472% per year-end 2017.

Contingent on the decision by the National Association of Insurance Commissioners (NAIC) to reflect the new tax rate in its RBC requirements, an additional one-time increase to required capital is expected in the future. Aegon expects that the RBC ratio of its US business will remain above the mid-point of its 350 to 450% target range. As a result, the company foresees no changes to the remittances from its US operations. The group’s Solvency II ratio is expected to remain well within the upper half of the 150 to 200% target range despite the potential increase in required capital.

Going forward, based on current projections, Aegon expects a benefit to capital generation of approximately USD 100 million (EUR ~85 million) on average per year as a result of a lower effective tax rate. Increased capital generation leads to potential upside in medium-term remittances from Aegon’s US operations.

All ongoing impacts will fluctuate depending on market conditions and other elements affecting taxable income and the company’s tax position. In terms of the impact on required capital, Aegon has made assumptions with regard to the use of a single corporate tax rate of 21% for Aegon’s US business, and application of concepts currently exposed by the NAIC regarding capital requirements. Outcomes are dependent on changes to NAIC requirements, which may deviate from Aegon’s current assumptions.

Net income

Net income more than doubled compared with the fourth quarter of 2016 to EUR 986 million, as US tax reform led to a one-time benefit of EUR 554 million in income taxes, driven by the related reduction in net deferred tax liabilities.

Fair value items

The gain from fair value items amounted to EUR 85 million. Positive revaluations on investments and hedging gains in the Netherlands and the United States more than offset the negative result on the guarantee provision in the Netherlands.

Realized gains on investments

Realized gains totaled EUR 91 million, and were mainly related to normal trading activity in the United States and the sale of bonds in the United Kingdom to fund remittances to the group.

Impairment charges

Impairments amounted to EUR 35 million and mainly related to a single commercial mortgage loan in the United States and a loan loss provision related to growing consumer loan origination in the Netherlands. In 2017, impairments amounted to 3 basis points of general account investments, which is well below the company’s long-term average experience.

Other charges

Other charges amounted to EUR 132 million, as a gain on the sale of UMG in the Netherlands was more than offset by integration expenses in the United Kingdom and charges in the United States and Asset Management.

The sale of UMG in the Netherlands closed on November 1, 2017, and resulted in a gain of EUR 208 million. Expenses related to the program to integrate Cofunds and BlackRock’s defined contribution business in Aegon’s platform business in the United Kingdom amounted to EUR 25 million this quarter.

Aegon has taken a provision in anticipation of a possible settlement in connection with a previously disclosed investigation by the US Securities and Exchange Commission (SEC). The investigation relates to the operation or existence of errors in the quantitative models in question and disclosures regarding these matters. Aegon had discovered these errors in its asset management operations in the United States. The company notified the SEC and cooperated fully with the investigation. Following the discovery of the errors, Aegon concluded a comprehensive and detailed review.

As a result of recent discussions, Aegon has taken a EUR 85 million provision through Other charges in the fourth quarter of 2017 for a potential settlement. This amount is partly recorded in the Americas (EUR 45 million) and partly in Asset Management (EUR 40 million). Aegon believes that the investigation will come to a conclusion in 2018.

Charges in the United States of EUR 266 million were mainly caused by a loss of EUR 105 million from the divestment of an additional block of life reinsurance business, the aforementioned settlement provision, and EUR 100 million from model updates. The latter was mostly driven by a true-up related to the conversion of the largest block of universal life business to a new model, while the remainder related to a model update in Fixed Annuities.

Run-off businesses

The run-off businesses declined to a loss of EUR 8 million as a result of the divestment of the majority of the remainder of these businesses in 2017.

Income tax

Income tax amounted to a benefit of EUR 460 million as a result of the EUR 554 million one-time impact from US tax reform driven by a reduction in net deferred tax liabilities. Excluding this benefit and the tax exempt gain on the sale of UMG, the effective tax rate for the fourth quarter amounted to 26%. The effective tax rate on underlying earnings was 25%, as the benefit from US tax reform will only be reflected in net underlying earnings as of 2018.

Return on equity

Return on equity decreased by 210 basis points compared with the same quarter last year to 8.4%. The decline reflects the fact that the fourth quarter of 2016 included a non-recurring tax benefit recorded through net underlying earnings. The return on equity in the fourth quarter of 2017 did not include the benefit from US tax reform recognized in the profit and loss account.

Operating expenses

Operating expenses increased by 1% to EUR 984 million, as the acquisition of Cofunds in the United Kingdom and an increase in integration and restructuring expenses were only partly offset by the weakening of the US dollar and the divestment of UMG. Excluding these items, operating expenses were stable, as expense savings were partly offset by investments in business transformation and one-time expenses. Aegon is well on track to implement EUR 350 million of run-rate expense savings by year-end 2018 as part of its plans to improve the return on equity. Initiatives to reduce expenses have led to annual run-rate expense savings of approximately EUR 280 million since the beginning of 2016, including the recently announced agreement with TCS.

Sales

Aegon’s total sales in the fourth quarter of 2017 were up by 43% to EUR 3.9 billion. This strong increase was the result of a 54% increase in gross deposits to EUR 34.9 billion, primarily driven by strong deposits across all regions in Asset Management, and institutional platform sales in the United Kingdom. Net outflows amounted to EUR 12.8 billion, as continued asset management inflows and increased inflows on the platform in the United Kingdom were more than offset by net outflows in the Americas as a result of contract discontinuances in the retirement business acquired from Mercer. These outflows were in line with the guidance provided last quarter, and are driven by conversion of customers to the Transamerica recordkeeping platform. Now that these conversions have been completed, net deposits are expected to improve substantially and increase as a result of the momentum that Transamerica continues to build in the market.

New life sales amounted to EUR 225 million, a decline of 6%. This was mainly caused by the weakening of the US dollar, lower term life and indexed universal life sales in the United States, and was partly offset by strong growth in the Asian High-Net-Worth business and the successful launch of a new critical illness product in China.

New premium production for accident & health and general insurance decreased by 22% to EUR 175 million, or 19% on a constant currency basis. Product exits and lower supplemental health sales in the United States more than offset increased general insurance production supported by a portfolio acquisition in Hungary.

Market consistent value of new business

The market consistent value of new business (MCVNB) increased by 10% to EUR 130 million. The effect of weakening of the US dollar was more than offset by the benefit from strong sales and higher interest rates in Asia, as well as an improvement in MCVNB in the United Kingdom, which primarily reflects economies of scale on Aegon’s growing platform business.

Revenue-generating investments

Revenue-generating investments remained stable compared with the end of last quarter at EUR 817 billion. The favorable impact from higher equity markets was offset by net outflows and weakening of the US dollar.

Capital management

Shareholders’ equity increased by EUR 0.5 billion to EUR 20.6 billion on December 31, 2017, as retained earnings and the benefit resulting from US tax reform more than offset weakening of the US dollar and a lower revaluation reserve as a result of increased interest rates. Shareholders’ equity excluding revaluation reserves and defined benefit plan remeasurements increased by EUR 0.5 billion to EUR 17.4 billion – or EUR 8.47 per common share – at the end of the fourth quarter. This increase reflects retained earnings, including the tax benefit resulting from tax reform reported in the profit and loss account, which were partly offset by weakening of the US dollar and other items. The gross leverage ratio improved by 60 basis points to 28.6% as a result of the increase in equity.

Holding excess capital increased from EUR 0.9 billion to EUR 1.4 billion. The group received EUR 0.9 billion in remittances from subsidiaries this quarter: EUR 625 million from the United States, EUR 167 million from the United Kingdom, EUR 27 million from Asset Management, EUR 19 million from Hungary, and EUR 18 million from Spain. These remittances were partly offset by EUR 20 million capital injections to support growth of the business and EUR 361 million cash outflows mainly related to the share buyback to neutralize the final 2016 and interim 2017 stock dividends, in addition to holding funding and operating expenses.

On December 20, 2017, Moody’s affirmed its ‘A3’ long-term issuer rating on Aegon N.V., while revising their outlook from ‘negative’ to ‘stable’.

Capital generation

Capital generation of the operating units amounted to EUR 106 million for the quarter. Market impacts and one-time items totaled a negative EUR 275 million. Market impacts were mainly driven by the unfavorable impact from equity market movements in the United Kingdom and adverse interest rate movements in the United Kingdom, the United States and Asia. One-time items included tax benefits in the United States and benefits from separate account derisking in the Netherlands, which were more than offset by the reduction of deferred tax assets in the United States, and model updates and assumption changes. The latter mostly related to an increase in required capital in the United Kingdom as a result of a change in tax legislation reducing tax losses carried forward.

Solvency II ratio

Aegon’s Solvency II ratio increased from 195% to 201% during the fourth quarter resulting from capital generation including market impacts and one-time items, and divestments.

The estimated local solvency ratios of Aegon’s main units as of December 31, 2017, were:

🌑	472% RBC ratio in the United States
🌑	199% Solvency II ratio in the Netherlands
🌑	176% Solvency II ratio in the United Kingdom

Final dividend

At the Annual General Meeting of Shareholders on May 18, 2018, the Supervisory Board will, in the absence of unforeseen circumstances, propose a final dividend for 2017 of EUR 0.14 per common share. If approved, and in combination with the interim dividend of EUR 0.13 per share paid over the first half of 2017, Aegon’s total dividend over 2017 will amount to EUR 0.27 per common share. This is an increase of 4% compared with the 2016 dividend. The final dividend will be paid in cash or stock at the election of the shareholder. The value of the stock dividend will be approximately equal to the cash dividend.

If the proposed dividend is approved by shareholders, Aegon shares will be quoted ex-dividend on May 22, 2018. The record date for the dividend will be May 23, 2018. The election period for shareholders will run from May 29 up to and including June 15, 2018. The stock fraction will be based on the average share price on Euronext Amsterdam from June 11 until June 15, 2018. The stock dividend ratio will be announced on June 20, 2018, and the dividend will be payable as of June 22, 2018.

Annual General Meeting of Shareholders

The record date for attending and voting at the Annual General Meeting of Shareholders of Aegon N.V. on May 18, 2018, is April 20, 2018. The agenda for this meeting will be published on April 6, 2018.

Financial overview, 4Q 2017 geographically
EUR millions	Americas	Europe	Asia	Asset Management	Holding, other activities & eliminations	Total

Underlying earnings before tax by line of business
Life	143	91	15	-	-	249
Individual savings and retirement products	120	-	(2)	-	-	118
Pensions	90	60	-	-	-	149
Non-life	-	14	-	-	-	14
Asset Management	-	-	-	37	-	37
Other	-	2	(1)	-	(42)	(41)
Underlying earnings before tax	352	167	12	37	(42)	525

Fair value items	81	20	(1)	-	(14)	85
Realized gains / (losses) on investments	38	51	2	-	-	91
Net impairments	(24)	(10)	(1)	-	-	(35)
Other income / (charges)	(266)	166	-	(47)	16	(132)
Run-off businesses	(8)	-	-	-	-	(8)
Income before tax	172	393	12	(10)	(40)	526
Income tax	523	(58)	-	(11)	5	460
Net income / (loss)	695	335	12	(21)	(36)	986

Net underlying earnings	266	136	3	26	(40)	392

Employee numbers
	Dec. 31, 2017	Sep. 30, 2017	Dec. 31, 2016
Employees	28,318	29,709	29,380
of which Aegon’s share of employees in joint ventures and associates	6,497	6,312	5,944

Americas

🌑	Underlying earnings before tax decrease by 2% to USD 414 million
🌑	Net income strongly increases to USD 797 million, and includes a USD 626 million one-time benefit resulting from US tax reform
🌑	Gross deposits amount to USD 9.9 billion; net outflows of USD 17.6 billion mainly as a result of contract discontinuances in the retirement business acquired from Mercer
🌑	Annual run-rate expense savings increase to USD 263 million following agreement with TCS to administer the company’s insurance and annuity business lines

Execution of strategy

Expense savings are an important element of Aegon’s five-part plan to increase the return on capital for its business in the US. The company exceeded its original USD 150 million expense savings target for the United States one year ahead of schedule as a result of the actions taken since the beginning of 2016.

Aegon announced on January 11, 2018, that it had entered into an agreement with TCS to administer the company’s insurance and annuity business lines. This partnership will enable Aegon to accelerate the enhancement of its digital capabilities and the modernization of its platforms to service its customers in all lines of business. The agreement is expected to lead to additional annual run-rate expense savings of USD 100 million over time, and the majority of these expense savings are expected to benefit underlying earnings. This brings the annual run-rate expense savings to USD 263 million, indicating that Aegon is on track to achieve its USD 300 million run-rate expense savings target in the United States by the end of 2018.

Underlying earnings before tax

Underlying earnings before tax from the Americas in the fourth quarter of 2017 decreased by 2% to USD 414 million as a higher contribution from fee-based businesses and favorable claims experience were offset by one-time items and business transformation expenses.

🌑	Life earnings increased by 7% to USD 88 million as mortality experience improved, while adverse persistency was in line with last year. Expense savings were more than offset by investments in business transformation. This quarter included a positive intangible adjustment of USD 10 million related to higher reinvestment yields, which is half of the impact in 2016.
🌑	Earnings from Accident & Health decreased by 10% to USD 78 million mainly as a result of less favorable claims experience. Favorable claims experience this quarter was USD 26 million driven by seasonality in supplemental health products.
🌑	Earnings from Retirement Plans increased by 5% to USD 80 million. This was the result of higher fee revenue from higher asset balances with favorable equity market performance more than offsetting net outflows.
🌑	Mutual Fund earnings increased by 16% to USD 17 million, mostly driven by higher fee revenue resulting from favorable equity market performance and business growth.
🌑	Earnings from Variable Annuities increased 8% to USD 113 million primarily due to higher fee revenue from favorable equity market performance.
🌑	Earnings from Fixed Annuities more than halved to USD 15 million due to a USD 15 million adjustment of deferred acquisition costs driven by higher future lapse expectations as a result of rising interest rates.
🌑	Stable Value Solutions earnings were up by 5% to USD 26 million as a result of higher fee revenue from higher asset balances, and lower hedging costs.
🌑	Earnings from Latin America decreased to a loss of USD 2 million due to increased expenses.

Net income

Net income from Aegon’s businesses in the Americas increased significantly to USD 797 million in the fourth quarter. This increase was mainly associated with a one-time tax benefit driven by a reduction in net deferred tax liabilities resulting from US tax reform.

The results from fair value items amounted to a gain of USD 93 million.

🌑	The gain on fair value hedges without an accounting match under IFRS was USD 58 million. This gain was the result of favorable equity market movements and reflects changes made to the macro equity hedge program throughout 2017 to a 100% option-based program.
🌑	The result on fair value hedges with an accounting match amounted to nil.
🌑	The results on fair value investments amounted to a benefit of USD 35 million, mainly from higher valuations of private equity investments.

Realized gains on investments of USD 45 million resulted from normal trading activity. Impairments amounted to USD 27 million, and mainly related to a single commercial mortgage loan. For full-year 2017, impairments amounted to 4 basis points of general account investments, which is well below the company’s long-term average experience of 25 basis points. The run-off businesses declined to a loss of USD 9 million as a result of the divestment of the majority of the remainder of these businesses in 2017.

Other charges of USD 306 million were mainly caused by charges of USD 119 million from the divestment of an additional block of life reinsurance business, USD 51 million in relation to the aforementioned provision for the potential settlement with the SEC, and USD 113 million from model updates. The latter was mostly driven by true-ups for the conversion of the largest block of universal life business to a new model, while the remainder related to a model update in Fixed Annuities.

US tax reform led to a reduction in net deferred tax liabilities, resulting in a USD 1.2 billion one-time benefit in shareholders’ equity of which USD 626 million was reported in the income tax line. The remainder was added directly to equity mostly as a result of a reduction of net deferred tax liabilities related to revaluation reserves.

Return on capital

The return on average capital invested in Aegon’s businesses in the Americas in the fourth quarter of 2017, excluding revaluation reserves and defined benefit plan remeasurements, decreased by 150 basis points to 8.5% as the fourth quarter last year included a non-recurring tax benefit recorded through net underlying earnings. Return on capital of Aegon’s businesses excludes the benefit of leverage at the holding.

Operating expenses

Operating expenses decreased by 1% to USD 469 million as expense savings and lower restructuring charges more than offset investments in business transformation. Restructuring charges amounted to USD 3 million for the quarter. Aegon expects to report approximately USD 150 million of transition and conversion charges in 2018 related to the aforementioned agreement with TCS, of which approximately USD 100 million will be recorded in the first half of the year.

Sales

Gross deposits increased by 5% to USD 9.9 billion. Retirement Plan deposits increased by 9% to USD 7.7 billion as a result of higher recurring deposits in the medium to large plan market. Gross deposits in Variable Annuities were down by 23% to USD 0.7 billion, mainly caused by lower market demand following the implementation of the Department of Labor fiduciary rule as well as a loss in market share. Aegon expects to regain market share following enhancements to improve investment flexibility in its variable annuity products in February 2018. Deposits in Mutual Funds continued to be strong at USD 1.4 billion compared with USD 1.3 billion in the same quarter last year.

Total net outflows amounted to USD 17.6 billion in the fourth quarter. Net outflows in Retirement Plans amounted to USD 16.7 billion, mainly driven by contract discontinuances in the retirement business acquired from Mercer. These outflows were in line with the guidance provided last quarter, and are driven by conversion of customers to the Transamerica recordkeeping platform. Now that these conversions have been completed, net deposits are expected to improve substantially as a result of the momentum that Transamerica continues to build in the market. Net outflows in Variable Annuities amounted to USD 0.7 billion, mainly caused by increased withdrawals. Net inflows in Mutual Funds of USD 0.2 billion resulted from both increased gross deposits and a normalization of decrement rates. Fixed Annuities experienced net outflows of USD 0.3 billion.

New life sales were down by 11% to USD 128 million, mainly caused by lower term life and indexed universal life sales. More recently, sales stabilized as a result of various initiatives that have been implemented to improve service levels.

New premium production for accident & health insurance declined by 21% to USD 160 million as a result of product exits and lower supplemental health sales. New premium production for accident & health insurance is expected to decrease by approximately USD 300 million in 2018 as a result of the previously announced strategic decision to exit the Affinity, Direct TV and Direct Mail distribution channels.

Market consistent value of new business

Market consistent value of new business decreased by 2% to USD 89 million as higher interest rates and a more favorable product mix were more than offset by lower life and accident & health sales.

Revenue-generating investments

Revenue-generating investments decreased by 1% compared with last quarter to USD 467 billion. Net outflows more than offset the favorable impact from higher equity markets.

Americas
USD millions	Notes	4Q 2017	4Q 2016%		3Q 2017%		FY 2017	FY 2016%

Underlying earnings before tax by line of business
Life		88	81	7	81	8	251	174	44
Accident & Health		78	87	(10)	83	(6)	284	218	30
Retirement Plans		80	76	5	86	(6)	315	280	13
Mutual Funds		17	15	16	15	16	54	50	8
Variable Annuities		113	104	8	109	4	410	393	4
Fixed Annuities		15	34	(55)	38	(59)	145	172	(15)
Stable Value Solutions		26	24	5	26	(2)	99	96	3
Latin America		(2)	-	n.m.	2	n.m.	1	1	66
Underlying earnings before tax		414	422	(2)	438	(6)	1,560	1,382	13

Fair value items		93	(248)	n.m.	157	(41)	192	(577)	n.m.
Realized gains / (losses) on investments		45	(20)	n.m.	101	(56)	177	(14)	n.m.
Net impairments		(27)	6	n.m.	7	n.m.	(19)	(33)	44
Other income / (charges)		(306)	(29)	n.m.	(347)	12	(409)	(111)	n.m.
Run-off businesses		(9)	(2)	n.m.	(2)	n.m.	33	60	(44)
Income before tax		210	130	62	354	(41)	1,535	706	117
Income tax		587	40	n.m.	(82)	n.m.	227	(88)	n.m.
Net income / (loss)		797	170	n.m.	272	193	1,762	618	185

Net underlying earnings		313	356	(12)	326	(4)	1,158	1,059	9

Commissions and expenses		1,022	1,174	(13)	924	11	4,071	4,532	(10)
of which operating expenses		469	475	(1)	416	13	1,798	1,834	(2)

Gross deposits (on and off balance) by line of business	10
Life		2	2	(23)	1	18	7	8	(22)
Retirement Plans		7,719	7,111	9	7,310	6	34,235	35,137	(3)
Mutual Funds		1,391	1,296	7	1,486	(6)	5,695	5,467	4
Variable Annuities		725	945	(23)	742	(2)	3,190	4,375	(27)
Fixed Annuities		73	55	34	71	3	317	254	25
Latin America		12	3	n.m.	43	(72)	75	10	n.m.
Total gross deposits		9,923	9,411	5	9,654	3	43,518	45,251	(4)

Net deposits (on and off balance) by line of business	10
Life		(9)	(7)	(39)	(8)	(17)	(33)	(40)	19
Retirement Plans		(16,662)	(1,278)	n.m.	(12,849)	(30)	(30,480)	268	n.m.
Mutual Funds		160	(418)	n.m.	304	(47)	377	38	n.m.
Variable Annuities		(748)	(292)	(157)	(568)	(32)	(2,284)	(125)	n.m.
Fixed Annuities		(285)	(308)	7	(267)	(7)	(1,181)	(1,265)	7
Latin America		7	(1)	n.m.	35	(80)	52	1	n.m.
Total net deposits excluding run-off businesses		(17,537)	(2,304)	n.m.	(13,353)	(31)	(33,549)	(1,123)	n.m.
Run-off businesses		(40)	(193)	79	(81)	50	(382)	(841)	55
Total net deposits / (outflows)		(17,577)	(2,497)	n.m.	(13,434)	(31)	(33,931)	(1,964)	n.m.

New life sales	10
Life single premiums		26	29	(12)	25	2	100	118	(15)
Life recurring premiums annualized		126	141	(11)	131	(4)	523	588	(11)
Total recurring plus 1/10 single		128	144	(11)	133	(4)	533	600	(11)

Life		105	126	(17)	106	(1)	460	547	(16)
Latin America		23	17	33	27	(15)	74	53	39
Total recurring plus 1/10 single		128	144	(11)	133	(4)	533	600	(11)

New premium production accident and health insurance		160	201	(21)	180	(11)	818	895	(9)

Revenue-generating investments
		Dec. 31, 2017	Sep. 30, 2017%		Dec. 31, 2016%
Revenue-generating investments (total)		467,316	471,601	(1)	464,595	1
Investments general account		88,222	89,552	(1)	98,145	(10)
Investments for account of policyholders		123,640	121,890	1	113,223	9
Off balance sheet investments third parties		255,454	260,160	(2)	253,227	1

Europe

🌑	Underlying earnings before tax decrease by 4% to EUR 167 million
🌑	Net income grows by 10% to EUR 335 million, reflecting gain on sale of UMG in the Netherlands
🌑	Gross deposits more than triple to EUR 12.7 billion, driven by UK platform sales; net deposits increase more than fivefold to EUR 2.2 billion

Execution of strategy

In its established markets in the Netherlands and the United Kingdom, Aegon aims to improve the customer experience by introducing digital innovations and capturing a larger share of the customer value chain.

On December 1, Aegon the Netherlands’ management team provided a strategy update that outlined how and why the company is well positioned to capture growth opportunities in the fast-changing Dutch insurance market. Central to this is continuing the shift to fee-based businesses, while maximizing the value of the heritage business through cost savings and alternative investments. This strategic shift towards fee-based solutions was clearly visible in 2017, as Aegon’s defined contribution pension solutions (PPI) reached EUR 2.0 billion in assets under management. Furthermore, Aegon’s strong position in the Dutch mortgage market was underpinned by a record production of EUR 9.0 billion in 2017, of which EUR 4.6 billion was related to third-party investor demand.

In the United Kingdom, Aegon’s broad platform offering and omni-channel distribution strategy have enabled the company to become the leading platform provider in the market. The platform business continued to perform well in the fourth quarter, as assets on the platform reached a record high of GBP 117 billion. This increase was driven by a net inflow of GBP 2.1 billion, the upgrade of GBP 1.5 billion in customer assets to the platform in the fourth quarter, and favorable equity markets. Since the start of the program, almost GBP 11 billion of customer assets have been upgraded to the platform, of which GBP 4.5 billion in 2017.

Aegon focuses on profitable growth in CEE and Spain & Portugal, where it aims to grow mostly in protection products. In the fourth quarter, protection products and product riders represented 47% of CEE’s life sales, up from 44% last year.

Underlying earnings before tax

Underlying earnings before tax from Aegon’s operations in Europe decreased by 4% compared with the fourth quarter of 2016 to EUR 167 million. This was caused by one-time expenses in Spain & Portugal, while other regions generated stable earnings.

🌑	Earnings in the Netherlands were up by 1% to EUR 135 million. Life & Savings earnings increased to EUR 78 million as result of higher interest income from portfolio growth and an improved margin. Earnings from Pensions were stable at EUR 48 million, as better mortality results were offset by lower investment income. Non-life earnings declined to EUR 7 million, mainly caused by lower investment income and higher expenses.
🌑	In the United Kingdom, earnings were stable at EUR 23 million. Life earnings were equal to last year at EUR 15 million, as experience in the protection business was in line with that in 2016. Pensions earnings were flat at EUR 9 million. This is because increased fee revenue, driven by higher equity markets, was offset by a lower result in VA Europe as 2016 included positive one-time items.
🌑	CEE’s earnings were stable at EUR 14 million, as increased results in Turkey were offset by higher operating expenses, particularly in Poland and Slovakia, reflecting increased year-end variable personnel expenses.
🌑	Earnings in Spain & Portugal amounted to a loss of EUR 6 million compared with a profit of EUR 3 million last year. This was largely caused by EUR 8 million one-time expenses, consisting of severance costs and project expenses in Spain, as well as the write-off of an IT system in Portugal.

Net income

Net income from Aegon’s businesses in Europe amounted to EUR 335 million. The gain from fair value items was EUR 20 million. Strong real estate revaluations and positive fair value changes on interest rate hedges in the Netherlands to protect Aegon’s capital position were largely offset by a negative result on the guarantee provision in the Netherlands and negative fair value changes on equity hedges in the United Kingdom. Realized gains totaled EUR 51 million, and were primarily driven by the sale of bonds in the United Kingdom to fund remittances to the group. Net impairments amounted to a loss of EUR 10 million due to a loan loss provision related to growing consumer loan origination at Aegon Bank. Other income of EUR 166 million was driven by a EUR 208 million gain on the sale of UMG in the Netherlands. This was partly offset by EUR 25 million integration expenses for Cofunds and BlackRock’s defined contribution business, and a EUR 18 million provision related to the sale of part of the annuity book in the United Kingdom to Rothesay.

Return on capital

The return on average capital invested in Aegon’s businesses in Europe decreased by 260 basis points to 5.9% excluding revaluation reserves and defined benefit plan remeasurements. The return on capital was negatively impacted by the EUR 1 billion capital injection to strengthen the Solvency II capital position in the Netherlands in the third quarter of 2017. For the Netherlands, return on capital for the quarter stood at 6.6%. The return in the United Kingdom was 5.1%, in CEE 13.0%, and in Spain & Portugal -3.9%. Return on capital of Aegon’s businesses excludes the benefit of leverage at the holding.

Operating expenses

Operating expenses increased by 11% to EUR 404 million. The main driver is the acquisition of Cofunds in the United Kingdom, which was not included in the same quarter last year, and was partly offset by the impact of the divestment of UMG in the Netherlands. Furthermore, the fourth quarter of 2017 included EUR 25 million of integration expenses, related to Cofunds and BlackRock’s defined contribution business. On a comparable basis, expenses increased by 3% as expense savings in the Netherlands on the insurance business were more than offset by investments in growth businesses in the Netherlands, and one-time expenses in CEE and Spain & Portugal. Since the beginning of 2016, Aegon the Netherlands has realized annual run-rate expense savings of EUR 31 million.

Sales

Gross deposits more than tripled to EUR 12.7 billion. This strong performance was the result of higher UK platform deposits and savings deposits in the Netherlands. Gross deposits in the United Kingdom were up from EUR 1.5 billion to EUR 10.2 billion, driven by retail platform sales of EUR 2.8 billion as well as strong institutional deposits of EUR 7.4 billion, which can fluctuate. Continued strong performance of Aegon’s online bank Knab led to a 23% increase in the Netherlands to EUR 2.3 billion. Gross deposits in CEE increased to EUR 94 million, largely as a result of higher pension deposits in Romania, Poland and Hungary.

Net deposits for Europe increased to EUR 2.2 billion and reflect increased net inflows on the platform in the United Kingdom. In the Netherlands, an increase in PPI net inflows was more than offset by lower net deposits at Knab due to a maturing customer base.

Production of mortgages in the Netherlands in the fourth quarter of 2017 was up 77% to EUR 2.3 billion, of which EUR 1.3 billion was related to third-party investor demand, mainly through the Dutch Mortgage Fund.

New life sales increased by 3% to EUR 77 million in the fourth quarter. This movement was the result of 5% growth in Spain & Portugal, which was driven by the joint ventures with Santander, and 4% growth in the Netherlands, which was a reflection of higher sales of immediate annuities and pension indexation premiums.

New premium production for accident & health was stable at EUR 11 million. New premium production for general insurance increased by 27% to EUR 29 million, supported by a portfolio acquisition in Hungary.

Market consistent value of new business

The market consistent value of new business in Europe increased by 32% to EUR 40 million. In Spain & Portugal, MCVNB increased strongly as a better sales mix led to improved margins, while in the United Kingdom the improvement was driven by the platform business, reflecting economies of scale, and better margins on protection products. This rise was partly offset by a reduction in the value of new business in the Netherlands, which was largely due to lower margins and the exclusion of spread-based mortgage sales from the MCVNB calculation in 2017.

Revenue-generating investments

Revenue-generating investments increased by 3% in the fourth quarter to EUR 277 billion. This was mainly driven by favorable market movements and net inflows in the United Kingdom.

Europe
EUR millions	Notes	4Q 2017	4Q 2016%		3Q 2017%		FY 2017	FY 2016%

Underlying earnings before tax
The Netherlands		135	134	1	132	2	520	534	(2)
United Kingdom		23	23	(2)	25	(8)	116	59	98
Central & Eastern Europe		14	14	1	16	(13)	67	55	20
Spain & Portugal		(6)	3	n.m.	4	n.m.	4	8	(47)
Underlying earnings before tax		167	174	(4)	177	(6)	707	655	8

Fair value items		20	171	(89)	7	166	(194)	(41)	n.m.
Realized gains / (losses) on investments		51	52	(2)	41	23	248	342	(27)
Net impairments		(10)	(1)	n.m.	(2)	n.m.	(19)	(10)	(83)
Other income / (charges)	5	166	(9)	n.m.	98	69	336	(658)	n.m.
Income before tax		393	387	2	322	22	1,078	288	n.m.
Income tax		(58)	(81)	29	(77)	25	(233)	(161)	(45)
Net income / (loss)		335	306	10	245	37	846	127	n.m.

Net underlying earnings		136	161	(16)	137	(1)	552	548	1

Commissions and expenses		533	494	8	524	2	2,141	2,058	4
of which operating expenses		404	363	11	399	1	1,610	1,445	11

Gross deposits (on and off balance)	10
The Netherlands		2,334	1,901	23	1,827	28	8,061	6,686	21
United Kingdom		10,205	1,486	n.m.	7,692	33	35,896	5,791	n.m.
Central & Eastern Europe		94	74	26	80	17	323	265	22
Spain & Portugal		18	13	34	5	n.m.	36	31	15
Total gross deposits		12,650	3,474	n.m.	9,604	32	44,316	12,773	n.m.

Net deposits (on and off balance)	10
The Netherlands		334	393	(15)	(31)	n.m.	1,067	1,909	(44)
United Kingdom		1,851	(44)	n.m.	1,009	84	4,665	(846)	n.m.
Central & Eastern Europe		26	52	(50)	52	(51)	176	176	-
Spain & Portugal		2	10	(83)	3	(45)	13	20	(37)
Total net deposits / (outflows)		2,213	411	n.m.	1,033	114	5,921	1,260	n.m.

New life sales	6, 10
Life single premiums		284	234	21	216	32	927	1,128	(18)
Life recurring premiums annualized		49	52	(5)	42	17	180	186	(3)
Total recurring plus 1/10 single		77	75	3	63	22	273	299	(9)

Life		54	53	2	48	14	202	220	(8)
Pensions		23	22	6	16	45	71	79	(10)
Total recurring plus 1/10 single		77	75	3	63	22	273	299	(9)

The Netherlands		29	28	4	21	39	99	111	(11)
United Kingdom		10	10	2	10	2	37	66	(44)
Central & Eastern Europe		26	26	-	21	23	88	83	6
Spain & Portugal		12	11	5	12	4	48	39	23
Total recurring plus 1/10 single		77	75	3	63	22	273	299	(9)

New premium production accident and health insurance		11	11	6	5	127	39	34	14
New premium production general insurance		29	23	27	23	29	109	94	16

Revenue-generating investments
		Dec. 31, 2017	Sep. 30, 2017%		Dec. 31, 2016%
Revenue-generating investments (total)		277,050	268,825	3	164,487	68
Investments general account		58,268	57,458	1	58,264	-
Investments for account of policyholders		95,880	93,977	2	96,276	-
Off balance sheet investments third parties		122,902	117,390	5	9,946	n.m.

Europe Segments, 4Q 2017 geographically
EUR millions		The Netherlands	United Kingdom	Central & Eastern Europe	Spain & Portugal	Europe

Underlying earnings before tax geographically by line of business
Life		78	15	5	(6)	91
Pensions	14	48	9	3	-	60
Non-life		7	-	6	-	14
Other		2	-	-	-	2
Underlying earnings before tax		135	23	14	(6)	167

Fair value items		37	(17)	-	-	20
Realized gains / (losses) on investments		22	30	(1)	-	51
Impairment charges		(12)	-	-	-	(12)
Impairment reversals		2	-	-	-	2
Other income / (charges)	5	206	(40)	-	-	166
Income / (loss) before tax		389	(4)	14	(6)	393
Income tax (expense) / benefit		(55)	(2)	(2)	-	(58)
Net income / (loss)		334	(5)	12	(5)	335

Net underlying earnings		101	28	13	(5)	136
Commissions and expenses		209	197	71	55	533
of which operating expenses		185	146	43	30	404

Europe Segments, 4Q 2016 geographically
EUR millions		The Netherlands	United Kingdom	Central & Eastern Europe	Spain & Portugal	Europe

Underlying earnings before tax geographically by line of business
Life		71	15	4	1	91
Pensions		48	9	3	-	60
Non-life		12	-	7	1	21
Other		3	-	-	-	3
Underlying earnings before tax		134	23	14	3	174

Fair value items		202	(31)	-	(1)	171
Realized gains / (losses) on investments		47	4	-	1	52
Impairment charges		(8)	-	(1)	-	(9)
Impairment reversals		8	-	-	-	8
Other income / (charges)	5	34	(20)	(23)	-	(9)
Income / (loss) before tax		418	(24)	(10)	3	387
Income tax (expense) / benefit		(91)	19	(8)	(2)	(81)
Net income / (loss)		326	(4)	(18)	1	306

Net underlying earnings		105	43	13	1	161
Commissions and expenses		232	150	67	45	494
of which operating expenses		202	95	41	25	363

Asia

🌑	Underlying earnings before tax decline by 5% to USD 14 million
🌑	Net income increases to USD 13 million primarily due to a one-time tax benefit
🌑	New life sales improve by 33% to USD 45 million driven by growth in all countries
🌑	Gross deposits decrease by 6% to USD 55 million from decline in Yen-denominated variable annuity sales

Execution of strategy

Aegon focuses on three fast-growing customer segments in Asia: High-Net-Worth (HNW) individuals, aging affluent customers, and ascending affluent customers. Universal life insurance, variable annuities, and protection products are core products in the region. These products are supplemented with direct-to-consumer digital distribution platforms in markets in which Aegon does not have an insurance license.

During the quarter, Transamerica Life Bermuda (TLB) won several awards for its strong performance in the HNW segment. These included the Outstanding Life Insurance Company award for the third consecutive year at the Quamnet Outstanding Entreprise Awards, which is based on criteria such as products, services, brand reputation, corporate social responsibility and business philosophy. Furthermore, TLB’s key product, universal life Alpha, which was launched in March 2017, was awarded best in class universal life insurance from the Benchmark Wealth Management Awards 2017.

To drive further growth in the HNW segments, TLB launched a new retirement product, Legacy, during the quarter to complement its universal life and term life offering. In China, Aegon Tsinghua Tongfang (THTF) continued to drive the protection led strategy and recorded the highest annual sales in its history. With changes in consumer preferences for the Aegon Insights businesses, some partner distribution relationships were discontinued during 2017.

Underlying earnings before tax

In the fourth quarter of 2017, Aegon’s underlying earnings before tax in Asia declined by 5% to USD 14 million as higher earnings from Aegon Insights, China and Japan were more than offset by lower earnings from the HNW businesses.

🌑	Earnings from HNW businesses declined to USD 13 million, mainly as a result of the non-recurrence of favorable intangible adjustments related to anticipated investment yields in the comparable quarter last year.
🌑	Earnings from Aegon Insights increased to USD 5 million. This was primarily due to a one-time accident & health reserve release and lower operating expenses as a result of running off the outbound telemarketing business.
🌑	The results from Strategic partnerships in China, Japan and India improved to a loss of USD 4 million as a result of favorable persistency and lower new business related expenses. Following the strong results in China throughout 2017, Aegon THTF is now profitable.

Net income

Net income from Aegon’s operations in Asia increased to USD 13 million from a loss of USD 10 million in the fourth quarter of 2016. The loss from fair value items of USD 2 million was mainly due to hedging results, while realized gains of USD 3 million were the result of a prepayment on a corporate bond and normal trading activity. Other charges amounted to a loss of USD 1 million mainly as a result of restructuring costs related to the discontinuance of Aegon Insights’ outbound telemarketing businesses. Income tax amounted to nil as a one-time benefit of USD 10 million from the write-down of deferred tax liabilities in Aegon Insights as a result of US tax reform was offset by normal tax expenses from ongoing operations.

Return on capital

The return on average capital invested in Aegon’s businesses in Asia excluding revaluation reserves improved from 0.5% to 1.5% mainly due to favorable net underlying earnings and a lower capital base following the USD 200 million remittances from the HNW businesses to the group in the second quarter of 2017.

Operating expenses

Operating expenses increased by 19% to USD 48 million in the fourth quarter. Higher expenses were driven by continued strong sales in China and India during the quarter and a one-time restructuring expense related to the discontinuance of Aegon Insights’ outbound telemarketing businesses.

Sales

New life sales improved strongly to USD 45 million.

🌑	Sales from HNW businesses increased by 25% to USD 30 million due to the launch of a sales campaign.
🌑	Sales from Strategic partnerships increased by 55% to USD 16 million. This significant increase was primarily driven by continued strong sales in China following the successful launch of an enhanced critical illness product and the success of the new direct sales strategy implemented in India earlier in 2017.

New premium production from accident & health insurance declined by USD 2 million to USD 2 million as a result of running off the outbound telemarketing business.

Gross deposits from Strategic partnerships decreased by 6% to USD 55 million. Increased inflows from foreign currency variable annuities were more than offset by lower Japanese Yen-denominated variable annuity sales. The latter was the result of a pricing change in order to maintain profitability by strictly adhering to Aegon’s pricing policy. Net deposits decreased by 78% to USD 12 million, which reflects lower gross deposits and higher lapse experience in the Japanese variable annuity business.

Market consistent value of new business

The market consistent value of new business in Asia nearly quadrupled to USD 18 million. This was mainly driven by higher average interest rates, a more favorable sales mix, and strong sales in the HNW businesses and China.

Revenue-generating investments

Revenue-generating investments increased by 4% to USD 9.7 billion during the fourth quarter of 2017. This increase was primarily driven by growth of the HNW businesses.

Asia
USD millions	Notes	4Q 2017	4Q 2016%		3Q 2017%		FY 2017	FY 2016%

Underlying earnings before tax by line of business
High net worth businesses		13	23	(45)	19	(31)	67	61	9
Aegon Insights		5	-	n.m.	3	34	10	1	n.m.
Stategic partnerships		(4)	(9)	61	(5)	34	(21)	(39)	45
Underlying earnings before tax		14	15	(5)	17	(17)	55	23	136

Fair value items		(2)	(12)	87	1	n.m.	(1)	(10)	95
Realized gains / (losses) on investments		3	2	35	3	(12)	5	9	(47)
Net impairments		(1)	-	n.m.	-	n.m.	(1)	(1)	48
Other income / (charges)		(1)	-	n.m.	(21)	96	(21)	(6)	n.m.
Income before tax		14	5	178	1	n.m.	38	16	141

Income tax		-	(15)	98	(3)	92	(32)	(30)	(6)
Net income / (loss)		13	(10)	n.m.	(2)	n.m.	6	(14)	n.m.

Net underlying earnings		3	1	127	8	(58)	7	(7)	n.m.

Commissions and expenses		69	65	6	66	4	257	257	-
of which operating expenses		48	40	19	44	8	176	161	9

China		-	3	(86)	-	25	3	7	(57)
Japan		54	55	-	64	(15)	247	330	(25)
Total gross deposits		55	58	(6)	64	(14)	250	337	(26)

China		-	3	n.m.	(1)	84	-	5	n.m.
Japan		12	51	(77)	42	(71)	146	282	(48)
Total net deposits / (outflows)		12	54	(78)	41	(71)	146	287	(49)

New life sales	10
Life single premiums		295	232	27	115	157	844	907	(7)
Life recurring premiums annualized		16	11	47	20	(20)	86	51	69
Total recurring plus 1/10 single		45	34	33	31	44	170	142	20

High net worth businesses		30	24	25	13	126	84	88	(4)
Stategic partnerships		16	10	55	18	(15)	86	54	60
Total recurring plus 1/10 single		45	34	33	31	44	170	142	20

New premium production accident and health insurance		2	4	(51)	3	(40)	14	19	(27)

Revenue-generating investments
		Dec. 31, 2017	Sep. 30, 2017%		Dec. 31, 2016%
Revenue-generating investments (total)		9,659	9,281	4	8,503	14
Investments general account		6,395	6,085	5	5,620	14
Off balance sheet investments third parties		3,263	3,196	2	2,883	13

Asset Management

🌑	Underlying earnings before tax increase to EUR 37 million mainly due to higher performance fees
🌑	Net loss amounts to EUR 21 million mainly due to provision for potential settlement
🌑	Other third-party net inflows amount to EUR 0.3 billion driven by inflows in the Netherlands
🌑	Assets under management increase to EUR 318 billion compared with previous quarter as a result of positive market movements

Execution of strategy

Aegon aims to achieve strong growth in asset management by leveraging its international capabilities across asset allocation, fixed income, equity, real estate and research. In addition, Aegon Asset Management focuses on developing and distributing strategies from across its locations, deepening its presence in existing markets, and furthering its geographical expansion.

An important part of this growth strategy is the increase in other third-party assets. 2017 was the sixth consecutive year of positive external third-party net inflows. This reflects Aegon Asset Management’s competitive performance, together with management’s ability to leverage scale and capabilities from the general account and third-party affiliate businesses.

To further support its strategic growth ambitions, Aegon Asset Management announced plans to move ahead with a globally integrated operating model. This includes the integration of the back- and mid-offices and leveraging of activities by creating two regions: the US and Europe, in which the activities of asset management in the Netherlands and in the United Kingdom will be consolidated under a single leadership team. The different brand names by which Aegon Asset Management operates in its European regions will remain. The combined activities in these regions will lead to more efficiencies and further optimize operational agility.

Underlying earnings before tax

Underlying earnings before tax from Aegon Asset Management were up by 5% to EUR 37 million in the fourth quarter of 2017. This increase was a result of higher performance and origination fees, which were partly offset by lower management fees and higher expenses.

🌑	Earnings in the Americas increased to EUR 15 million in the fourth quarter of 2017. Higher performance and origination fees, in addition to expense savings, were partly offset by lower management fees due to Aegon’s strategic decision to sell the majority of the remainder of the run-off businesses in the second quarter of 2017.
🌑	Earnings in the Netherlands amounted to EUR 1 million, as higher performance fees were more than offset by EUR 3 million one-time expenses.
🌑	Earnings in the United Kingdom declined from EUR 7 million to EUR 3 million due to the weakening of the British pound and lower management fees, which were partly caused by a contract loss earlier in 2017.
🌑	Earnings from Strategic partnerships doubled to EUR 18 million. This increase was mainly driven by higher performance fees from Aegon’s Chinese asset management joint venture Aegon Industrial Fund Management Company (AIFMC), and a higher result from La Banque Postale Asset Management (LBPAM).
🌑	Earnings in Rest of World amounted to nil, as EUR 4 million of performance fees were largely offset by EUR 3 million expenses related to the move to a globally integrated operating model.

Net income

Net loss from asset management amounted to EUR 21 million, mainly as a result of the aforementioned EUR 40 million provision for the potential settlement with the SEC, recorded in other charges. In addition, EUR 7 million of other charges were related to restructuring charges in the Americas and the Netherlands.

Revenues

Total revenues increased by 3% to EUR 153 million as a result of higher performance fees. Management fees declined by 11% to EUR 113 million, mainly due to adverse currency movements and net outflows in the first half of 2017 in the Americas and United Kingdom. On a constant currency basis, management fees were down by 8%.

Management fees from other third parties as a percentage of average assets under management from other third parties decreased by 4 basis points to 17 basis points on an annualized basis. Performance fees increased from EUR 7 million to EUR 22 million, mainly driven by higher fees in China and the Netherlands. Other revenues increased by EUR 3 million to EUR 18 million, primarily driven by higher origination fees in the Americas.

Operating expenses

Operating expenses increased by 7% to EUR 123 million, mainly driven by restructuring charges, higher personnel expenses in China as a result of strong performance, and higher one-time expenses in the Netherlands. This increase was partly offset by lower expenses in the Americas and the United Kingdom, which were driven by continued strong expense control and favorable currency movements. Excluding restructuring charges and one-time expenses, expenses decreased by 4% to EUR 109 million. The cost/income ratio amounted to 80%, as the effect of higher expenses more than offset the increase in income. Annualized operating expenses as a percentage of average assets under management increased to 14 basis points.

Sales

Gross inflows in other third-party increased by 34% to EUR 13.9 billion in the fourth quarter as a result of higher gross inflows across the regions, especially in Strategic partnerships and the Americas.

Total third-party net outflows this quarter amounted to EUR 0.9 billion, as inflows in other third-party were more than offset by net outflows in third-party affiliates. Third-party affiliates outflows of EUR 1.2 billion were mainly caused by outflows in the United Kingdom.

Other third-party net inflows stood at EUR 0.3 billion. Net inflows of EUR 1.2 billion in the Netherlands were mainly driven by continued strong inflows in the Dutch Mortgage Fund, which grew to 12 billion of assets under management. These inflows were only partly offset by outflows in Strategic partnerships, which were mainly the result of EUR 0.6 billion of outflows from LBPAM. Furthermore, AIFMC reported net outflows of EUR 0.2 billion in anticipation of new regulations for money market funds. Outflows in the Americas and the United Kingdom amounted to EUR 0.2 billion in total.

Strong momentum in the General Pension Fund (APF) market in the Netherlands is evidenced by the win of a new mandate of EUR 1.7 billion in the first months of 2018. This new mandate will significantly increase total assets under management in Aegon’s APF, which stood at EUR 2.3 billion at the end of 2017.

Assets under management

Assets under management were up slightly compared with the previous quarter to EUR 318 billion. This increase was the result of positive market movements, which were partly offset by outflows in the general account and third-party affiliates and adverse currency movements.

Performance1

Investment performance of the most strategically important funds in the Netherlands and the Americas continued to be strong with 100% of the tracked assets outperforming their respective benchmarks over rolling 1, 3 and 5 years. In the United Kingdom, rolling one-year investment performance improved compared with last quarter as 80% of tracked assets are outperforming their respective benchmarks. Longer term performance in the United Kingdom continued to be strong in the commercially important funds with 70% and 80% of the tracked assets outperforming their respective benchmarks over rolling 3 and 5 years.

Return on capital

The return on average capital invested in Aegon Asset Management in the fourth quarter of 2017 excluding revaluation reserves and defined benefit plan remeasurements increased to 25%. Return on capital of Aegon’s businesses excludes the benefit of leverage at the holding.

1. Benchmarks differ by product, and include markets, official benchmarks, and tailor-made benchmarks.

Asset Management
EUR millions	Notes	4Q 2017	4Q 2016%		3Q 2017%		FY 2017	FY 2016%

Americas		15	14	12	13	18	59	55	6
The Netherlands		1	5	(80)	5	(78)	15	14	6
United Kingdom		3	7	(61)	3	(21)	16	30	(46)
Rest of World		-	-	(5)	(3)	82	(7)	(4)	(84)
Strategic partnerships		18	9	96	12	55	53	54	(1)
Underlying earnings before tax		37	35	5	30	21	136	149	(9)
Realized gains / (losses) on investments		-	-	(61)	1	(92)	3	3	6
Net impairments		-	(5)	n.m.	-	n.m.	-	(5)	n.m.
Other income / (charges)		(47)	(1)	n.m.	(1)	n.m.	(49)	(2)	n.m.

Income before tax		(10)	28	n.m.	30	n.m.	90	145	(38)
Income tax		(11)	(10)	(5)	(10)	(6)	(42)	(48)	11
Net income / (loss)		(21)	18	n.m.	20	n.m.	48	97	(51)

Net underlying earnings		26	22	18	20	32	94	99	(5)

Revenues
Management fees		113	127	(11)	118	(4)	473	503	(6)
Performance fees		22	7	n.m.	6	n.m.	36	34	4
Other		18	15	21	14	34	67	63	7
Total revenue *		153	149	3	137	12	576	601	(4)

General account		37	43	(14)	37	-	158	167	(5)
Third-party		116	106	10	100	16	417	434	(4)
Of which affiliates		25	28	(10)	23	8	98	111	(12)
Of which other third-party		91	78	17	77	19	319	323	(1)
Total revenue *		153	149	3	137	12	576	601	(4)

Operating Expenses		123	115	7	104	17	444	451	(2)

Cost / income ratio		80.1%	77.1%	4	76.3%	5	77.1%	75.1%	3

Gross flows other third-party
Americas		2,937	1,320	123	2,858	3	10,567	4,536	133
The Netherlands		1,386	812	71	2,945	(53)	5,936	4,656	27
United Kingdom		956	847	13	859	11	4,482	4,831	(7)
Rest of World **		78	(16)	n.m.	28	180	127	(317)	n.m.
Strategic partnerships		8,505	7,364	16	16,281	(48)	40,220	32,660	23
Gross flows other third-party		13,863	10,326	34	22,971	(40)	61,332	46,366	32

Net flows other third-party
Americas		(77)	(220)	65	53	n.m.	1,913	499	n.m.
The Netherlands		1,151	352	n.m.	2,558	(55)	3,256	3,669	(11)
United Kingdom		(93)	(323)	71	(572)	84	(6,770)	(865)	n.m.
Rest of World **		63	43	49	25	153	167	62	170
Strategic partnerships		(729)	(1,554)	53	8,301	n.m.	8,345	(402)	n.m.
Net flows other third-party		316	(1,702)	n.m.	10,365	(97)	6,913	2,964	133
* Net fees and commissions ** Rest of world include intragoup eliminations from internal sub-advised agreements.

Assets under management
		Dec. 31, 2017	Sep. 30, 2017%		Dec. 31, 2016%
Americas		104,550	106,903	(2)	124,993	(16)
The Netherlands		90,640	87,233	4	88,982	2
United Kingdom		49,759	49,841	-	57,783	(14)
Rest of World		2,771	2,732	1	2,523	10
Strategic partnerships		70,357	70,125	-	57,345	23
Total assets under management		318,078	316,833	-	331,627	(4)
General account *		107,224	108,420	(1)	128,111	(16)
Third-party		210,854	208,413	1	203,515	4
Of which affiliates *		66,931	67,107	-	72,626	(8)
Of which other third-party **		143,923	141,306	2	130,889	10

*    Please note that the numbers provided in this line are also included in other primary segments.

**  Includes pooled fund sales that are recognized on the balance sheet of Aegon UK.

    These assets are eliminated in our consolidated revenue generating investments.

Market consistent value of new business
		MCVNB					MCVNB
EUR millions, after tax		4Q 2017	4Q 2016%		3Q 2017%		FY 2017	FY 2016%

Americas		74	84	(11)	82	(9)	355	282	26
Europe		40	30	32	28	44	136	140	(3)
Asia		15	4	n.m.	12	34	67	(2)	n.m.
Total		130	118	10	121	7	558	420	33

Modeled new business: APE
		Premium business APE					Premium business APE
EUR millions	Notes	4Q 2017	4Q 2016	%	3Q 2017	%	FY 2017	FY 2016	%
	7
Americas		235	311	(24)	260	(10)	1,170	1,328	(12)
Europe		358	352	2	285	25	1,422	1,242	14
Asia		40	35	14	29	39	164	146	12
Total		633	698	(9)	574	10	2,755	2,716	1

Modeled new business: Deposits
	Deposit business Deposits						Deposit business Deposits
EUR millions	Notes	4Q 2017	4Q 2016	%	3Q 2017	%	FY 2017	FY 2016	%
	7
Americas		3,387	4,493	(25)	4,859	(30)	17,240	18,952	(9)
Europe		32	83	(61)	29	13	141	285	(51)
Asia		46	55	(16)	54	(15)	222	305	(27)
Total		3,465	4,631	(25)	4,941	(30)	17,602	19,542	(10)

MCVNB/PVNBP summary
		Premium business					Premium
		MCVNB	PVNBP	MCVNB / PVNBP	MCVNB / APE		MCVNB	PVNBP	MCVNB / PVNBP	MCVNB / APE
EUR millions	Notes	4Q 2017%			%		FY 2017	FY 2016%		%
	8
Americas		55	1,113	4.9	23.4		267	5,345	5.0	22.8
Europe		40	3,755	1.1	11.2		133	14,182	0.9	9.4
Asia		14	350	4.0	35.2		63	1,321	4.8	38.4
Total		109	5,218	2.1	17.2		463	20,849	2.2	16.8

		Deposit business					Deposit
		MCVNB	PVNBP	MCVNB / PVNBP	MCVNB / Deposits		MCVNB	PVNBP	MCVNB / PVNBP	MCVNB / Deposits
EUR millions	Notes	4Q 2017%			%		FY 2017	FY 2016%		%
	8
Americas		20	5,277	0.4	0.6		88	25,782	0.3	0.5
Europe		-	457	0.1	1.0		2	1,110	0.2	1.7
Asia		1	46	2.8	2.8		4	222	1.9	1.9
Total		21	5,781	0.4	0.6		95	27,113	0.3	0.5

Currencies

Income statement items: average rate 1 EUR = USD 1.1291 (2016: USD 1.1069).

Income statement items: average rate 1 EUR = GBP 0.8758 (2016: GBP 0.8187).

Balance sheet items: closing rate 1 EUR = USD 1.2008 (2016: USD 1.0548).

Balance sheet items: closing rate 1 EUR = GBP 0.8877 (2016: GBP 0.8536).

Additional information

Presentation

The conference call presentation is available on aegon.com as of 7.30 a.m. CET.

Supplements

Aegon’s 4Q 2017 Financial Supplement and Condensed Consolidated Interim Financial Statements are available on aegon.com.

Conference call including Q&A

9:00 a.m. CET

Audio webcast on aegon.com

Dial-in numbers

United States: +1 720 543 0214

United Kingdom: +44 330 336 9105

The Netherlands: +31 20 721 9251

Passcode: 7829075

Two hours after the conference call, a replay will be available on aegon.com.

Publication dates 2018 results

First half year 2018 – August 16, 2018

Second half year 2018 – February 14, 2019

Notes:

1)	For segment reporting purposes underlying earnings before tax, net underlying earnings, commissions and expenses, operating expenses, income tax (including joint ventures (jv’s) and associated companies), income before tax (including jv’s and associated companies) and market consistent value of new business are calculated by consolidating on a proportionate basis the revenues and expenses of Aegon’s joint ventures and Aegon’s associates. Aegon believes that these non-IFRS measures provide meaningful information about the underlying results of Aegon’s business, including insight into the financial measures that Aegon’s senior management uses in managing the business. Among other things, Aegon’s senior management is compensated based in part on Aegon’s results against targets using the non-IFRS measures presented here. While other insurers in Aegon’s peer group present substantially similar non-IFRS measures, the non-IFRS measures presented in this document may nevertheless differ from the non-IFRS measures presented by other insurers. There is no standardized meaning to these measures under IFRS or any other recognized set of accounting standards. Readers are cautioned to consider carefully the different ways in which Aegon and its peers present similar information before comparing them.
Aegon believes the non-IFRS measures shown herein, when read together with Aegon’s reported IFRS financial statements, provide meaningful supplemental information for the investing public to evaluate Aegon’s business after eliminating the impact of current IFRS accounting policies for financial instruments and insurance contracts, which embed a number of accounting policy alternatives that companies may select in presenting their results (i.e. companies can use different local GAAPs to measure the insurance contract liability) and that can make the comparability from period to period difficult.
For a definition of underlying earnings and the reconciliation from underlying earnings before tax to income before tax, being the most comparable IFRS measure, reference is made to Note 3 “Segment information” of Aegon’s condensed consolidated interim financial statements.

Aegon segment reporting is based on the businesses as presented in internal reports that are regularly reviewed by the Executive Board which is regarded as the chief operating decision maker. For Europe, the underlying businesses (the Netherlands, United Kingdom including VA Europe, Central & Eastern Europe and Spain & Portugal) are separate operating segments which under IFRS 8 cannot be aggregated, therefore further details will be provided for these operating segments in the Europe section.

2)	Sales is defined as new recurring premiums plus 1/10 of single premiums plus 1/10 of gross deposits plus new premium production accident and health plus new premium production general insurance.

3)	The present value, at point of sale, of all cashflows for new business written during the reporting period, calculated using approximate point of sale economics assumptions. Market consistent value of new business is calculated using a risk neutral approach, ignoring the investment returns expected to be earned in the future in excess of risk free rates (swap curves), with the exception of an allowance for liquidity premium. The Swap curve is extrapolated beyond the last liquid point to an ultimate forward rate. The market consistent value of new business is calculated on a post tax basis, after allowing for the time value financial options and guarentees, a market value margin for non-hedgeable non-financial risks and the costs of non-hedgeable stranded capital.

4)	Return on equity is a ratio calculated by dividing the net underlying earnings after cost of leverage, by the average shareholders’ equity excluding the revaluation reserve, cash flow hedge reserve and remeasurement to the defined benefit plans.

5)	Included in other income/(charges) are income/charges made to policyholders with respect to income tax in the United Kingdom.
6)	Includes production on investment contracts without a discretionary participation feature of which the proceeds are not recognized as revenues but are directly added to Aegon’s investment contract liabilities for UK.
7)	APE = recurring premium + 1/10 single premium.
8)	PVNBP: Present value of new business premiums (PVNBP) is the premiums for the new business sold during the reporting period, projected using assumptions and projection periods that are consistent with those used to calculate the market consistent value of new business, discounted back to point of sale using the swap curve (plus liquidity premium where applicable). The Swap curve is extrapolated beyond the last liquid point to an ultimate forward rate.

9)	Reconciliation of operating expenses, used for segment reporting, to Aegon’s IFRS based operating expenses.

	4Q 2017	FY 2017
Employee expenses	555	2,234
Administrative expenses	370	1,424
Operating expenses for IFRS reporting	925	3,658
Operating expenses related to jv’s and associates	59	219
Operating expenses in earnings release	984	3,878

10)	New life sales, gross deposits and net deposits data include results from Aegon’s joint ventures and Aegon’s associates consolidated on a proportionate basis.
11a)	Capital Generation reflects the sum of the return on free surplus, earnings on in-force business, release of required surplus on in-force business reduced by new business first year strain and required surplus on new business. Capital Generation is defined as the capital generated in a local operating unit measured as the change in the local binding capital metric (according to Aegon’s Capital Policy) for that period and after investments in new business. Capital Generation is a non-IFRS financial measure that should not be confused with cash flow from operations or any other cash flow measure calculated in accordance with IFRS. Management believes that Capital Generation provides meaningful information to investors regarding capital generated on a net basis by Aegon’s operating subsidiaries that may be available at the holding company. Because elements of Capital Generation are calculated in accordance with local solvency requirements rather than in accordance with any recognized body of accounting principles, there is no IFRS financial measure that is directly comparable to Capital Generation.

11b)	The calculation of the Solvency II capital surplus and ratio are based on Solvency II requirements. For insurance entities in Solvency II equivalent regimes (United States, Bermuda and Brazil) local regulatory solvency measurements are used. Specifically, required capital for the regulated entities in the US is calculated as one and a half times (150%) the upper end of the Company Action Level range (200% of Authorized Control Level) as applied by the National Association of Insurance Commissioners in the US, while the own funds is calculated by applying a haircut to available capital under the local regulatory solvency measurement of one time (100%) the upper end of the Company Action Level range. For entities in financial sectors other than the insurance sector, the solvency requirements of the appropriate regulatory framework are taken into account in the group ratio. The group ratio does not include Aegon Bank N.V. As the UK With-Profit funds is ring fenced, no surplus is taken into account regarding the UK With-Profit funds for Aegon UK and Group numbers.

12)	The solvency II ratio reflects Aegon’s interpretation of Solvency II requirements which is subject to supervisory review.
13)	The results in this release are unaudited.
14)	As from 2017 the Cofunds business in the UK is included in this line as well.

DISCLAIMERS

Cautionary note regarding non-IFRS measures

This document includes the following non-IFRS-EU financial measures: underlying earnings before tax, income tax, income before tax, market consistent value of new business and return on equity. These non-IFRS-EU measures are calculated by consolidating on a proportionate basis Aegon’s joint ventures and associated companies. The reconciliation of these measures, except for market consistent value of new business, to the most comparable IFRS-EU measure is provided in note 3 ‘Segment information’ of Aegon’s Condensed Consolidated Interim Financial Statements. Market consistent value of new business is not based on IFRS-EU, which are used to report Aegon’s primary financial statements and should not be viewed as a substitute for IFRS-EU financial measures. Aegon may define and calculate market consistent value of new business differently than other companies. Return on equity is a ratio using a non-IFRS-EU measure and is calculated by dividing the net underlying earnings after cost of leverage by the average shareholders’ equity, the revaluation reserve and the reserves related to defined benefit plans. Aegon believes that these non-IFRS-EU measures, together with the IFRS-EU information, provide meaningful supplemental information about the underlying operating results of Aegon’s business including insight into the financial measures that senior management uses in managing the business.

Local currencies and constant currency exchange rates

This document contains certain information about Aegon’s results, financial condition and revenue generating investments presented in USD for the Americas and Asia, and in GBP for the United Kingdom, because those businesses operate and are managed primarily in those currencies. Certain comparative information presented on a constant currency basis eliminates the effects of changes in currency exchange rates. None of this information is a substitute for or superior to financial information about Aegon presented in EUR, which is the currency of Aegon’s primary financial statements.

Forward-looking statements

The statements contained in this document that are not historical facts are forward-looking statements as defined in the US Private Securities Litigation Reform Act of 1995. The following are words that identify such forward-looking statements: aim, believe, estimate, target, intend, may, expect, anticipate, predict, project, counting on, plan, continue, want, forecast, goal, should, would, is confident, will, and similar expressions as they relate to Aegon. These statements are not guarantees of future performance and involve risks, uncertainties and assumptions that are difficult to predict. Aegon undertakes no obligation to publicly update or revise any forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which merely reflect company expectations at the time of writing. Actual results may differ materially from expectations conveyed in forward-looking statements due to changes caused by various risks and uncertainties. Such risks and uncertainties include but are not limited to the following:

¡	Changes in general economic conditions, particularly in the United States, the Netherlands and the United Kingdom;
¡	Changes in the performance of financial markets, including emerging markets, such as with regard to:
–	The frequency and severity of defaults by issuers in Aegon’s fixed income investment portfolios;
–	The effects of corporate bankruptcies and/or accounting restatements on the financial markets and the resulting decline in the value of equity and debt securities Aegon holds; and
–	The effects of declining creditworthiness of certain private sector securities and the resulting decline in the value of government exposure that Aegon holds;
¡	Changes in the performance of Aegon’s investment portfolio and decline in ratings of Aegon’s counterparties;
¡	Consequences of a potential (partial) break-up of the euro;
¡	Consequences of the anticipated exit of the United Kingdom from the European Union;
¡	The frequency and severity of insured loss events;
¡	Changes affecting longevity, mortality, morbidity, persistence and other factors that may impact the profitability of Aegon’s insurance products;
¡	Reinsurers to whom Aegon has ceded significant underwriting risks may fail to meet their obligations;
¡	Changes affecting interest rate levels and continuing low or rapidly changing interest rate levels;
¡	Changes affecting currency exchange rates, in particular the EUR/USD and EUR/GBP exchange rates;
¡	Changes in the availability of, and costs associated with, liquidity sources such as bank and capital markets funding, as well as conditions in the credit markets in general such as changes in borrower and counterparty creditworthiness;
¡	Increasing levels of competition in the United States, the Netherlands, the United Kingdom and emerging markets;
¡	Changes in laws and regulations, particularly those affecting Aegon’s operations’ ability to hire and retain key personnel, taxation of Aegon companies, the products Aegon sells, and the attractiveness of certain products to its consumers;
¡	Regulatory changes relating to the pensions, investment, and insurance industries in the jurisdictions in which Aegon operates;
¡	Standard setting initiatives of supranational standard setting bodies such as the Financial Stability Board and the International Association of Insurance Supervisors or changes to such standards that may have an impact on regional (such as EU), national or US federal or state level financial regulation or the application thereof to Aegon, including the designation of Aegon by the Financial Stability Board as a Global Systemically Important Insurer (G-SII);
¡	Changes in customer behavior and public opinion in general related to, among other things, the type of products Aegon sells, including legal, regulatory or commercial necessity to meet changing customer expectations;
¡	Acts of God, acts of terrorism, acts of war and pandemics;
¡	Changes in the policies of central banks and/or governments;
¡	Lowering of one or more of Aegon’s debt ratings issued by recognized rating organizations and the adverse impact such action may have on Aegon’s ability to raise capital and on its liquidity and financial condition;
¡	Lowering of one or more of insurer financial strength ratings of Aegon’s insurance subsidiaries and the adverse impact such action may have on the premium writings, policy retention, profitability and liquidity of its insurance subsidiaries;
¡	The effect of the European Union’s Solvency II requirements and other regulations in other jurisdictions affecting the capital Aegon is required to maintain;
¡	Litigation or regulatory action that could require Aegon to pay significant damages or change the way Aegon does business;
¡	As Aegon’s operations support complex transactions and are highly dependent on the proper functioning of information technology, a computer system failure or security breach may disrupt Aegon’s business, damage its reputation and adversely affect its results of operations, financial condition and cash flows;
¡	Customer responsiveness to both new products and distribution channels;
¡	Competitive, legal, regulatory, or tax changes that affect profitability, the distribution cost of or demand for Aegon’s products;
¡	Changes in accounting regulations and policies or a change by Aegon in applying such regulations and policies, voluntarily or otherwise, which may affect Aegon’s reported results and shareholders’ equity;
¡	Aegon’s projected results are highly sensitive to complex mathematical models of financial markets, mortality, longevity, and other dynamic systems subject to shocks and unpredictable volatility. Should assumptions to these models later prove incorrect, or should errors in those models escape the controls in place to detect them, future performance will vary from projected results;
¡	The impact of acquisitions and divestitures, restructurings, product withdrawals and other unusual items, including Aegon’s ability to integrate acquisitions and to obtain the anticipated results and synergies from acquisitions;
¡	Catastrophic events, either manmade or by nature, could result in material losses and significantly interrupt Aegon’s business;
¡	Aegon’s failure to achieve anticipated levels of earnings or operational efficiencies as well as other cost saving and excess capital and leverage ratio management initiatives; and
¡	This press release contains information that qualifies, or may qualify, as inside information within the meaning of Article 7(1), 7(1)a and 7(4) of the EU Market Abuse Regulation (596/2014).

Further details of potential risks and uncertainties affecting Aegon are described in its filings with the Netherlands Authority for the Financial Markets and the US Securities and Exchange Commission, including the Annual Report. These forward-looking statements speak only as of the date of this document. Except as required by any applicable law or regulation, Aegon expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in Aegon’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.